U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                   1-9250

                   (Check One):

[   ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F  [  ]  Form 11-K

[ x ]  Form 10-Q and Form 10-QSB    [  ] Form N-SAR


For Period Ended:  September 30, 2002
                   ----------------------

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

           Conseco, Inc.

         Former Name if Applicable

         -----------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.

Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 15, 2002          By: /s/ John R. Kline
       --------------------             ----------------------------------
                                        John R. Kline, Senior Vice President and
                                        Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 1-9250
                             Dated November 15, 2002


     The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the financial statements to be included in such Form 10-Q. In connection therewith, the Registrant is continuing to review the value of the retained interests in securitization trusts (including interest-only securities) of its wholly owned subsidiary, Conseco Finance Corp., and expects to record a noncash charge, estimated at approximately $700 million, to write down the carrying value of those securities. In addition, the Registrant is continuing to review the value of its goodwill, and expects to record a noncash charge, estimated at $500 million, to write down the value of goodwill. The actual amounts will be determined when the valuation procedures are completed. The Registrant's Quarterly Report on Form 10-Q will be filed as soon as practicable thereafter.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 1-9250
                              Dated August 15, 2002



     The Registrant anticipates that its Form 10-Q will reflect significant changes in the results of operations for the period ended September 30, 2002 compared to the period ended September 30, 2001. Net loss applicable to common stock for the third quarter of 2001 was $410.6 million. The net loss applicable to common stock for the third quarter of 2002 is expected to be approximately $1.8 billion. The actual loss will be determined when the procedures to value the retained interests in securitization trusts and goodwill are completed.